NEWS RELEASE

SILVERCREST ANNOUNCES APPOINTMENT OF NEW DIRECTOR, RECONFIRMATION OF
SHAREHOLDER RIGHTS PLAN AND GRANT OF STOCK OPTIONS

TSX-V: SVL	For Immediate Release

Vancouver, BC, Canada – June 17, 2011 – SilverCrest Mines Inc. (the “Company”) (SVL: TSX-V) is pleased to announce that at the Company’s Annual General Meeting of shareholders held on June 15, 2011, the shareholders of the Company re-elected J. Scott Drever, Barney Magnusson, George Sanders and Graham Thody to the Board of Directors, and elected Ross Glanville as a new member of the Board.

Mr. Glanville has over forty years of resource-related experience in numerous countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville has specialized in valuations, fairness opinions, and litigation support, often as expert witness, related to the mining and exploration industry. He has prepared hundreds of valuations and fairness opinions for mining and exploration companies in North America, Africa, Australia, South America, Asia, and Europe. Mr. Glanville has formed public companies, listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, and the TSX Venture Exchange, and has served on the Boards of Directors of four companies with producing mines.

Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA). He is currently a director of Archon Minerals Limited and Clifton Star Resources Inc. (both TSX-V listed companies), as well as Starfield Resources Inc. (a TSX listed company).

J. Scott Drever, President stated; “It is truly a significant event for SilverCrest to have someone with the experience and credentials of Ross Glanville join our Board of Directors. With the commissioning of our new Santa Elena Mine in Mexico the Company has entered a new and exciting phase of its development. We expect that Ross will make serious contributions to our current plans for expansion and the development of our next mine.”

At the annual general meeting, the shareholders of the Company also reconfirmed the Company’s shareholder rights plan (the “Rights Plan”), which was first approved by the shareholders in 2008. The Rights Plan is subject to further reconfirmation by the Company’s shareholders in 2014, and at every third annual general meeting thereafter.

The Company also announces the grant of a Director’s incentive stock option to Mr. Glanville for the purchase of up to 200,000 common shares of the Company at an exercise price of $1.17 per share for a term of five years.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent. SilverCrest anticipates that the current 2,500 tonnes per day facility will produce approximately 800,000 ounces of silver and 30,000 ounces of gold per full production year from the initial open-pit heap leach operation.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.